					Exhibit 12-46

THE DTE ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended	Twelve Months Ended December 31
(Millions of Dollars)	June 30, 2013	2012	2011	2010	2009	2008
Earnings:
Pretax earnings	$312	$761	$702	$707	$604	$517
Fixed Charges	141	286	310	328	348	324
Net earnings	$453	$1,047	$1,012	$1,035	$952	$841

Fixed charges:
Interest expense	$133	$269	$287	$310	$325	$293
Adjustments	8	17	23	18	23	31
Fixed Charges	$141	$286	$310	$328	$348	$324

Ratio of earnings to fixed charges	3.21	3.66	3.26	3.16	2.74	2.60